Exhibit 16


October 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A dated October 20, 2004 of Fresh Choice, Inc. and are in agreement with the statements contained in the first, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Grant Thornton LLP